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From: Pitts, Patrice
Sent: Wednesday, November 23, 2011 12:05 PM
To: 'Oh, Min S.'
Subject: Courtesy Copies

As promised, to supplement the response to comment #8 of the SEC staff comments on post-effective amendment numbers 3 and 4 to the registration statement on Form N-4 for MetLife Investors USA Separate Account A (File Nos. 333-158514 and 811-03365) and post-effective amendment numbers 3 and 4 to the registration statement on Form N-4 for First MetLife Investors Variable Annuity Account One (File Nos. 333-158579 and 811-08306), I am providing proposed prospectus supplements that indicate the specific portfolio allocations under the three Index Selector models. These supplements are intended for use at the point of sale only. The supplements would be updated as part of the annual update process (and otherwise if the allocations are changed off-cycle), but updated supplements would not be mailed to existing contract holders and the supplements would not appear on the web.

Do not hesitate to contact me if you have difficulty accessing the attached documents. (This e-mail and the attachments will be filed as EDGAR correspondence.)

Thank you for your assistance in this matter.

Patrice M. Pitts | Counsel

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com

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in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

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MLI USA Simple Solutions Index Selector supplement (11-22 draft).pdf

FMLI Simple Solutions Index Selector supplement (11-22 draft).pdf